EXHIBIT 99.1

Estre Ambiental Announces an Appointment to the Audit Committee

SÃO PAULO, January 14, 2019 — Estre Ambiental, Inc. (NASDAQ: ESTR) (the “Company” or “Estre”) announces that, with effect from January 1, 2019, Gesner Oliveira, an existing director of the Company, has been appointed as a member of the audit committee. Mr. Oliveira is an independent director under applicable NASDAQ listing standards.

The biography of Mr. Oliveira is set out below.

Gesner Oliveira

Mr. Oliveira is partner of GO Associados and Professor of Economics at Getúlio Vargas Foundation. Mr. Oliveira has been certified as an independent board member by the Brazilian Institute of Corporate Governance, has been a member of the Board of CESP, Sabesp, Caixa Econômica, Varig and Usiminas. He is currently a member of the Board of Directors of Braskem and Igua. His previous positions include being the CEO of Sabesp – Companhia de Saneamento Básico do Estado de São Paulo (2007-2010), one of the largest water and sewage utilities companies in the world; President of CADE, Brazil’s antitrust authority (1996-2000); Deputy Secretary for Economic Policy (1993-1995), Secretary for Economic Monitoring (1995), both at the Ministry of Finance. He holds a PhD in Economics from the University of California, Berkeley, and is a Professor of Economics at Fundação Getúlio Vargas (São Paulo). He has published several books and articles in national and international journals.

Contacts

Investor Relations

ir@estre.com.br

+55 11 3709-2365

Media Relations

press@estre.com.br

+55 11 3709-2421